                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                      For the quarter ended March 31, 1999

                      Sparkling Spring Water Group Limited
                      ------------------------------------

           19 Fielding Avenue, Dartmouth, Nova Scotia, Canada B3B 1C9
           ----------------------------------------------------------
                    (Address of principal executive offices)


         [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]



                   Form 20-F    X                     Form 40-F
                             ------                            ------


         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3 - 2(b) under the Securities Exchange Act of 1934.]



                   Yes                                No     X
                       -------                            -------

                   SIGNATURE



         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                  Sparkling Spring Water Group Limited


                  By:
                               -------------------------------------------
                  Name:         David M. Arnold
                  Title:        Vice President Finance, Treasurer


Date:
      --------------

                      Sparkling Spring Water Group Limited

                         Quarterly Report On Form 6 - K
                      For The Quarter Ended March 31, 1999


                                      INDEX

                                                                                               Page
Part I   Financial Information

Item 1.  Financial Statements


         Consolidated Balance Sheets as of March 31, 1999
         and December 31, 1998..................................................................1

         Consolidated Statements of Operations for the three months ended March 31, 1999 and 1998..........................................................2

         Consolidated Statements of Cash Flows for the three months ended March 31, 1999 and  1998.........................................................3

         Notes to Consolidated Financial Statements............................................ 4

Item 2   Management's Discussion And Analysis Of
         Financial Condition And Results Of Operations..........................................7

                         TABLE OF ADDITIONAL REGISTRANTS

                                                                                                          PRIMARY STANDARD
                                                                                                          INDUSTRIAL
                                                                   STATE OR OTHER JURISDICTION OF         CLASSIFICATION CODE
EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER               INCORPORATION OF ORGANIZATION          NUMBER
Sparkling Spring Water Limited                                     Nova Scotia                            5149
Spring Water, Inc.                                                 Delaware                               5149
Cullyspring Water Co., Inc.                                        Washington                             5149
Crystal Springs Acquisition, Inc.                                  Delaware                               5149
Canadian Springs Water Company Limited                             Nova Scotia                            5149
Sparkling Spring Water UK Limited                                  England                                5149
Aquaporte (UK) Limited                                             England                                5149
Krystal Fountain Water Co. Limited                                 England                                5149
Marlborough Employment Limited                                     Scotland                               5149
Water at Work Limited                                              Scotland                               5149
Natural Water Limited                                              Scotland                               5149

     The address of the principal executive offices of each of the Additional Registrants is the same as for Sparkling Spring Water Group Limited, as set forth on the facing page of this Report.

Part I  Financial Information

Item 1. Financial Statements


                      SPARKLING SPRING WATER GROUP LIMITED

                           CONSOLIDATED BALANCE SHEETS

(in U.S. dollars)
                                                                                         March 31,           December 31,
                                                                                           1999                  1998
                                                                                      -------------        --------------
ASSETS                                                                                  (Unaudited)

Current
Cash and cash equivalents                                                             $   8,263,933        $   9,728,373
Accounts receivable                                                                      11,175,284           10,983,492
Inventories [NOTE 3]                                                                      1,207,557            1,340,350
Prepaid expenses                                                                          1,320,268            1,320,054
                                                                                      -------------        --------------

              Total current assets                                                       21,967,042           23,372,269

Deferred taxes                                                                              857,011              854,240
Fixed assets                                                                             31,386,428           31,136,458
Goodwill and deferred charges                                                            50,504,083           51,162,360
Due from parent company                                                                   1,108,000            1,108,000
                                                                                      -------------        --------------
              Total assets                                                             $105,822,564         $107,633,327
                                                                                      -------------        --------------
                                                                                      -------------        --------------
LIABILITIES AND SHAREHOLDER'S EQUITY (DEFICIT)

Current
Accounts payable and accrued liabilities                                               $ 11,609,922        $   9,107,830
Income tax payable                                                                          115,662              130,000
Customer deposits                                                                         4,902,646            5,032,841
Debt due within one year                                                                  1,219,748            1,399,116
                                                                                      -------------        --------------
              Total current liabilities                                                  17,847,978           15,669,787
                                                                                      -------------        --------------

Obligations under capital leases and other debt                                           3,030,390            3,252,032
Senior bank debt                                                                          6,157,806            7,664,961
Subordinated notes payable [NOTE 4]                                                     100,000,000          100,000,000
Other liabilities [NOTE 4]                                                                  395,000              835,998
                                                                                      -------------        --------------
              Total long-term liabilities                                               109,583,196          111,752,991
                                                                                      -------------        --------------

Shareholder's equity (deficit)
Capital Stock
Issued and outstanding:
Class D common shares - 1,383,328                                                         5,905,640            5,769,132
Class E common shares - 5,860                                                               167,962              164,080
Less: Subscriptions receivable                                                             (107,984)            (230,003)
                                                                                      -------------        --------------
                                                                                          5,965,618            5,703,209
Cumulative translation adjustment                                                        (3,405,499)          (3,180,597)
Deficit                                                                                 (24,168,729)         (22,312,063)
                                                                                      -------------        --------------
              Total shareholder's equity (deficit)                                      (21,608,610)         (19,789,451)
                                                                                      -------------        --------------
              Total liabilities and shareholder's equity (deficit)                     $105,822,564         $107,633,327
                                                                                      -------------        --------------
                                                                                      -------------        --------------

                             SEE ACCOMPANYING NOTES

                      SPARKLING SPRING WATER GROUP LIMITED

                      CONSOLIDATED STATEMENTS OF OPERATIONS
                                   (Unaudited)

(in U.S. dollars)                                                                           Three                 Three
                                                                                         Months Ended         Months Ended
                                                                                           March 31,            March 31,
                                                                                             1999                 1998
                                                                                        -------------        -------------
Revenue:
   Water                                                                                $  9,206,469         $ 7,341,857
   Rental                                                                                  3,382,867           2,872,317
   Other                                                                                   1,823,596           1,647,573
                                                                                         -----------         -----------
            Total revenue                                                                 14,412,932          11,861,747
                                                                                         -----------         -----------
Cost of sales:
   Water                                                                                   1,995,114           1,836,513
   Other                                                                                     765,178             678,487
                                                                                         -----------         -----------
            Total cost of sales                                                            2,760,292           2,515,000
                                                                                         -----------         -----------

Gross profit                                                                              11,652,640           9,346,747

Expenses:
   Selling, delivery and administrative                                                    8,241,844           6,571,362
   Depreciation and amortization                                                           2,525,064           1,778,309
                                                                                         -----------         -----------
Operating profit                                                                             885,732             997,076

Interest expense                                                                           2,742,398           3,373,990
                                                                                         -----------         -----------
Loss before income taxes                                                                  (1,856,666)         (2,376,914)
Recovery of income taxes                                                                           -           1,132,221
                                                                                         -----------         -----------
Net loss                                                                                  (1,856,666)         (1,244,693)

Other comprehensive loss:
    Foreign currency translation adjustment                                                 (224,902)           (120,303)
                                                                                         -----------         -----------
Comprehensive loss                                                                       $(2,081,568)        $(1,364,996)
                                                                                         -----------         -----------
                                                                                         -----------         -----------


Basic and diluted loss per share                                                            $ (1.34)             $ (0.90)
                                                                                         -----------         -----------
                                                                                         -----------         -----------


                             SEE ACCOMPANYING NOTES

                      SPARKLING SPRING WATER GROUP LIMITED

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (Unaudited)

                                                                                            Three                 Three
(in U.S. dollars)                                                                        Months Ended         Months Ended
                                                                                           March 31,            March 31,
                                                                                             1999                 1998
                                                                                         -----------        ------------
OPERATING ACTIVITIES
Net loss                                                                                 $(1,856,666)        $(1,244,693)
Items not requiring cash
   Depreciation and amortization                                                           2,525,064           1,778,309
   Deferred taxes                                                                                  -            (566,884)
   Amortization of deferred financing costs                                                  100,156              96,494
   Cross currency swap [NOTE 4]                                                             (409,687)            618,479
                                                                                         -----------        ------------
                                                                                             358,867             681,705
Net change in non-cash working capital balances                                            2,308,861             328,441
                                                                                         -----------        ------------
Cash provided by operating activities                                                      2,667,728           1,010,146
                                                                                         -----------        ------------


INVESTING ACTIVITIES
Purchase of fixed assets, net                                                             (2,319,632)         (1,734,678)
Acquisitions                                                                                       -          (4,217,724)
                                                                                         -----------        ------------
Cash used in investing activities                                                         (2,319,632)         (5,952,402)
                                                                                         -----------        ------------

FINANCING ACTIVITIES
Increase in long-term debt                                                                         -              93,587
Repayment of long-term debt                                                               (1,928,941)           (481,478)
Issuance of common shares                                                                          -             262,080
Decrease in subscriptions receivable                                                         122,019                   -
Decrease (increase) in deferred charges                                                       20,236            (490,949)
                                                                                         -----------        ------------
Cash used in financing activities                                                         (1,786,686)           (616,760)
                                                                                         -----------        ------------
Effect of foreign currency translation on cash                                               (25,850)           (244,652)
                                                                                         -----------        ------------

Decrease in cash and cash equivalents during the period                                   (1,464,440)         (5,803,668)
Cash and cash equivalents, beginning of period                                             9,728,373          27,507,257
                                                                                         -----------        ------------
Cash and cash equivalents, end of period                                                 $ 8,263,933        $ 21,703,589
                                                                                         -----------        ------------
                                                                                         -----------        ------------

SUPPLEMENTAL CASH FLOW DISCLOSURE

Interest paid                                                                             $  391,695         $   179,407
                                                                                         -----------        ------------
                                                                                         -----------        ------------

Income taxes paid                                                                         $   12,971         $     9,501
                                                                                         -----------        ------------
                                                                                         -----------        ------------


                             SEE ACCOMPANYING NOTES

                      SPARKLING SPRING WATER GROUP LIMITED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                      FOR THE QUARTER ENDED MARCH 31, 1999
                                   (Unaudited)

1.  Basis of Presentation

     Sparkling Spring Water Group Limited ("Sparkling Spring") is incorporated under the laws of the Province of Nova Scotia, Canada and provides containered water to home and office markets in British Columbia and the Maritime provinces of Canada, England, Scotland and the Pacific Northwestern United States.

     The Company uses the U.S. dollar as its reporting currency. Balance sheet accounts of all non-U. S. entities are translated into U.S. dollars at the exchange rates in effect at the balance sheet date. Income statement accounts of all non-U.S. entities are translated into U.S. dollars at average exchange rates prevailing during the period. Gains and losses on translation are included in a separate component of shareholder's equity titled "cumulative translation adjustment".

     The accompanying unaudited consolidated financial statements have been prepared on a historical cost basis by management in accordance with United States generally accepted accounting principles for interim financial information. Accordingly, they do not include all information and notes required by generally accepted accounting principles for complete financial statements. In the opinion of management, the unaudited interim consolidated financial statements of the Company reflect all adjustments necessary to present fairly the financial position of the Company, the results of its operations and the changes in its cash flows for the interim periods presented. All such adjustments are of a normal recurring nature.

     The accompanying consolidated financial statements should be read in conjunction with the Audited Financial Statements for the year ended December 31, 1998 and the notes thereto contained in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission.

2.  Seasonal Nature of Business

     Operating results for the three month period ended March 31, 1999 are not necessarily indicative of the results that may be expected for the year ended December 31, 1999 due to the seasonal nature of the business. This seasonality results from a combination of higher unit sales of the Company's products in the second and third quarters and the accounting for such administrative and other overhead costs including but not limited to depreciation, amortization and interest expense which are not significantly impacted by business seasonality.

3.  Inventories

      Inventories consist of the following:


                                                     March 31, 1999           December 31, 1998
                                                     --------------           -----------------
                                                      (unaudited)
      Packaging materials                             $   539,990                $    598,985
      Goods for resale                                    403,109                     482,733
      Cooler parts                                        139,218                     142,695
      Other                                               125,240                     115,937
                                                      -----------                  ------------
                                                      $ 1,207,557                $  1,340,350
                                                      -----------                  ------------
                                                      -----------                  ------------

                      SPARKLING SPRING WATER GROUP LIMITED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                      FOR THE QUARTER ENDED MARCH 31, 1999
                                   (Unaudited)


4.   Financial Instruments

     In December 1997, the company entered into two cross currency interest rate swaps with a US bank to more closely match the interest requirements of its subordinated notes with the cash flows earned by the Company's Canadian and UK subsidiaries. The Company entered into a $30 million US six year swap in British pounds sterling and a $28 million US five year swap in Canadian dollars which was terminated in October 1998. The semi annual interest payments on the pounds sterling swap are approximately 1.1 million pounds. At March 31, 1999 and December 31, 1998, the aggregate fair market value liability of the pounds sterling swap was approximately $395,000 and $835,000 in favor of the bank respectively. For the three months ended March 31, 1999, approximately $410,000 of the $440,000 decrease in the swap liability between December 31, 1998 and March 31, 1999 was recorded as a decrease in interest expense. For the three months ended March 31, 1998, approximately $618,000 of the increase in the swap liability between December 31, 1997 and March 31, 1998 was recorded as an increase in interest expense.

5.   Earnings per Share

     The weighted average number of shares used to calculate basic and diluted loss per share is 1,389,188 and 1,383,328 respectively for the three months ended March 31, 1999 and 1998 respectively. The effect of the exercise of outstanding options and warrants has not been included in the computation of earnings per share as the effect would be antidilutive.

6.   Acquisitions

     On February 24, 1998, the Company purchased all of the outstanding capital stock of Coastal Mountain Water Corp. (Coastal) for approximately $4.2 million. Coastal is based in Vancouver, British Columbia and focuses on the direct delivery of eighteen litre containers of water to residential and commercial customers and the rental of water coolers.

     On May 15, 1998, the Company purchased all of the outstanding shares of Krystal Fountain Water Co. Limited (Krystal Fountain) for approximately $6.7 million. Krystal Fountain operates in the M25 area in London, England.

     On August 31, 1998, the Company purchased the assets of the Springfield Water Division of Brio Industries Inc. ("Springfield") for approximately $3.9 million. Springfield operates primarily in the Vancouver, British Columbia market.

     The following unaudited pro forma information presents a summary of consolidated results of operations as if the acquisitions of Coastal Mountain Water Corp., Krystal Fountain Water Co. Limited and the Springfield Water Division of Brio Industries Inc. had occurred at January 1, 1998.

                                        Three Months          Three Months
                                            Ended                 Ended
                                       March 31, 1999        March 31, 1998
                                       --------------        --------------
Total revenue                          $ 14,412,932          $   13,332,770
Net loss                                 (1,856,666)             (1,235,373)
Basic loss per share                          (1.34)                  (0.89)


7.   Senior Credit Facility


     On May 26, 1998, the Company completed a $40 million Senior Credit Facility for purposes of financing future capital investments, working capital, business acquisitions and general corporate purposes. As at December 31, 1998, the Company was in violation of a financial covenant under the Senior Credit Facility. On May 5, 1999, the Company reached agreement with its lenders to amend the Senior Credit Facility ( the "Amended Facility"). The Amended Facility restores the Company's compliance with all financial covenants.

     The Amended Facility will be structured as a multi-currency facility and provides for a $15 million operating line which is renewable annually by April 30th, a $5 million five year acquisition line and a $10 million short term credit line expiring October 31, 1999 that provides the Company with flexibility to repurchase, at its discretion, certain of the Company's outstanding Subordinated Notes Payable. Any amounts borrowed under this Facility will be repaid ratably over a five-year period commencing October 31, 2000. The Company has pledged as collateral a first priority security interest granted in favor of the lenders over substantially all of the assets of the Company. The Company's obligations under the Amended Facility rank senior to the payment of the Company's Subordinated Notes Payable.

8.   Summary of Business Segments

     The Company's business segments derive substantially all their revenues from the sale of bottled water and the rental of water coolers. The Company has identified three primary business segments: Canada, the United Kingdom and the United States.

         Segment detail is summarized as follows:

                                                                 March 31, 1999       March 31, 1998
                                                                 --------------       --------------
Revenue:
Canada                                                               $ 5,506,764         $ 4,565,718
United Kingdom                                                         5,703,743           4,525,028
United States                                                          3,202,425           2,771,001
                                                                     -----------         -----------
                                                                     $14,412,932         $11,861,747
                                                                     -----------         -----------
                                                                     -----------         -----------

Net income before depreciation, interest and income taxes:
Canada                                                               $ 1,125,668         $   739,216
United Kingdom                                                         1,908,016           1,441,985
United States                                                            611,747             594,184
Unallocated corporate overhead                                          (234,635)                  -
                                                                     -----------         -----------
                                                                     $ 3,410,796         $ 2,775,385
                                                                     -----------         -----------
                                                                     -----------         -----------

9.   Comparative Figures

     Certain of the comparative figures have been reclassified to conform with the presentation adopted in the current period.

ITEM 2.           Management's Discussion And Analysis Of
                  Financial Condition And Results Of Operations

     The following is management's discussion and analysis of certain significant factors which have affected the Company's financial position and operating results during the periods included in the accompanying consolidated financial statements.

RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated certain statement of operations and other data of the Company.

                                                                     Three Months      Three Months
                                                                         Ended             Ended
                                                                    March 31, 1999    March 31, 1998
                                                                    --------------    --------------
Revenue                                                                  100%                 100%

Cost of sales                                                            19.1                21.2
                                                                         ----                ----

Gross profit                                                             80.9                78.8

Selling, delivery and administrative                                     57.2                55.4
                                                                         ----                ----

EBITDA                                                                   23.7                23.4

Depreciation and amortization                                            17.5                15.0
                                                                         ----                ----

Operating profit                                                          6.2                 8.4

Interest expense                                                         19.0                28.4
                                                                         ----                ----

Loss before income taxes                                                (12.8)              (20.0)

Provision for (recovery of) income taxes                                  -                  (9.5)
                                                                         ----                ----

Net loss                                                                (12.8)              (10.5)
                                                                         ----                ----
                                                                         ----                ----


THREE MONTHS ENDED MARCH 31, 1999 COMPARED TO THE THREE MONTHS ENDED MARCH 31, 1998

     REVENUE. Revenue increased $2.5 million or 21.5% to $14.4 million in the three months ended March 31, 1999 compared to $11.9 million in the three months ended March 31, 1998. A decline in the exchange rate for both the Canadian Dollar and the Pound Sterling reduced the revenue increase by approximately $0.3 million or 3.0%. Revenues from acquisitions completed during and after the 1998 first quarter accounted for approximately $1.5 million of the increase. The balance of the increase was from growth in sales from the Company's higher customer location base. The Company's water cooler customer locations ended the first quarter in excess of 149,000, down 6,000 from December 31, 1998 after a 7,000 downward adjustment to eliminate accounts that have not purchased a product or paid a rental payment in the last 84 days.

     COST OF SALES. The cost of sales increased by $0.2 million or 9.7% to $2.7 million in 1999 compared to $2.5 million in 1998 largely as a result of acquisitions completed since the 1998 period. The cost of sales as a percentage of revenue decreased by 2.1% from 21.2% in 1998 to 19.1% in 1999 as a result of growth in higher margin home and office water and cooler rental revenues and a decrease in the Company's revenues from lower margin products.

     OPERATING EXPENSES. Selling, delivery, and administrative operating expenses increased by $1.7 million or 25.4% to $8.2 million for the three months ended March 31, 1999 compared to $6.5 million in the 1998 period. This increase is due to increased business operations from businesses acquired during and after the 1998 period and from the underlying growth in the Company's water cooler location base.

     As a percentage of revenue, selling, delivery and administrative expenses increased from 55.4% for the three months ended March 31, 1998 to 57.2% for the three months ended March 31, 1999. This increase is primarily due to an increased accrual rate for bad debt reserves (1.1%), increased distribution expenses and an increase in general and administrative expenditures to fund increases in corporate personnel and enhanced computer systems.

     DEPRECIATION AND AMORTIZATION. Depreciation and amortization expense increased by $0.7 million or 42.0% to $2.5 million from $1.8 million in the 1998 period. This increase was the result of depreciation of capital expenditures made in 1998 to support the growth in the Company's water cooler customer base and due to the significant increase in fixed and intangible assets acquired as a result of acquisitions consummated during and after the 1998 period.

     OPERATING PROFIT. Operating profit decreased $0.1 million or 11.2% from $1.0 million in 1998 to $0.9 million in 1999. As a percentage of revenue, operating profit decreased from 8.4% in the 1998 period to 6.2% in the three months ended March 31, 1999. Earnings before interest, taxes, depreciation and amortization expense increased by 22.9% or $0.6 million to $3.4 million from $2.8 million in the 1998 period as a result of the changes noted above.

     INTEREST EXPENSE. Interest expense decreased by $0.6 million from $3.4 million in the 1998 period to $2.8 million in the 1999 period. Interest expense was reduced by approximately $1.0 million as a result of interest accrued due to the fluctuating value of the Company's cross currency swaps (see Note 4 of the Notes to Consolidated Financial Statements included elsewhere in this Report). Excluding the impact of accounting for the cross currency swap, interest expense increased over 1998 by $0.4 million as a result of higher borrowing levels incurred to fund capital expenditures and business acquisitions during and after the 1998 period.

LIQUIDITY AND CAPITAL RESOURCES

     Historically, the Company has funded its capital and operating requirements with a combination of cash flow from operations, borrowings under bank credit facilities and equity investments from shareholders. The Company has utilized these sources of funds to make acquisitions, to fund significant capital expenditures at its properties, to fund operations and to service debt. The Company presently expects to fund its future capital and operating requirements at its existing operations through a combination of cash generated from operations and borrowings under the Senior Credit Facility (see below).

     Net cash provided by operating activities was $2.7 million for the three months ended March 31, 1999 and $1.0 million for the three months ended March 31, 1998. Net cash used in investment activities was $2.3 million in 1999 and $6.0 million in 1998. The 1998 balance includes $4.2 million related to the acquisition of Coastal Mountain Water Corp. The Company made net capital expenditures of $2.3 million in the three months ended March 31, 1999 and $1.7 million in 1998. Capital expenditures in the 1999 period were primarily related to the addition of water bottles, water coolers, delivery trucks and computer equipment. Based on the Company's existing operations, management expects that the Company's capital expenditures will total approximately $9.3 million in 1999 including the costs in the second and third quarter to outfit a new plant in the Company's Vancouver, B. C. market.

     The Company believes that existing cash balances together with available cash, cash generated from operations and available borrowings under the Senior Credit Facility will be sufficient to finance the Company's working capital and capital expenditure requirements for 1999 as well as some small acquisitions. However, there can be no assurance that such resources will be sufficient to meet the Company's anticipated requirements or that capital will be available to the Company on terms and conditions acceptable to the Company.

SENIOR CREDIT FACILITY

     On May 26, 1998, the Company completed a $40 million Senior Credit Facility (the "Credit Facility") with the Toronto-Dominion Bank. The Credit Facility was to be used for purposes of financing future capital investments, working capital, business acquisitions and general corporate purposes. As at December 31, 1998, the Company was in violation of a financial covenant under the Senior Credit Facility. On May 5, 1999, the Company reached agreement with its lenders to amend the Senior Credit Facility (the "Amended Facility"). The Amended Facility will provide the Company with increased operating flexibility and restore the Company's compliance with all financial covenants.

     The Amended Facility will be structured as a multi- currency facility and provides for a $15 million operating line which is renewable annually by April 30, a $5 million five year acquisition line and a $10 million short term credit line expiring October 31, 1999 that provides the Company with flexibility to repurchase, at its discretion, certain of the Company's outstanding Subordinated Notes Payable. The Company's payment obligation under the Amended Facility is secured by a first priority security interest over substantially all of the assets of the Company; obligations under the Amended Facility rank senior to the payment of the Subordinated Notes Payable. Any amounts borrowed under the Amended Facility will be repaid ratably over a five year period commencing October 31, 2000 based on the balances outstanding as of that date.

     Amounts outstanding under the Amended Facility will bear interest at specified rates based on the Canadian prime, U.S. prime, London inter-bank market and Bankers' Acceptances rates. As of April 30, 1999, the Company had approximately $5.2 million and $3 million in letters of credit outstanding under the $15 million operating line and no amounts outstanding under the acquisition and Subordinated Note repurchase facilities.

YEAR 2000

     The Year 2000 issue arises due to computer programs using two digits rather than four to define an applicable year. Computer programs may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in system failures or miscalculations leading to disruptions in the Company's operations. If the Company or its significant customers or suppliers fail to adequately address the Year 2000 issue, such failure could have an adverse impact on the Company's ability to operate its business.

     Sparkling Spring has taken action to address and complete the work associated with the Year 2000. Each of the Company's business locations has established a team to identify and correct Year 2000 issues. The Company's principal financial and operational computer systems utilize software developed and supported by an outside computer software supplier. It is the Company's understanding that this supplier has completed an analysis of the changes required to accommodate the Year 2000 and that these changes are incorporated in the most recent software upgrades provided to the Company. To date the Company has installed these software upgrades at two of its locations and intends to complete the installation and testing of these upgrades at all of its remaining locations by the end of August 1999. In


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addition, the impact of Year 2000 on manufacturing plants and building facilities is also being addressed. The Company is also investigating the Year 2000 capabilities of suppliers, customers and other external entities, and developing contingency plans where necessary.

     The Company estimates that the total cost of addressing and completing the work associated with the Year 2000 issue will be approximately $150,000 exclusive of expenditures for software and telephone system upgrades required to accommodate the Company's growth and anticipated future requirements. This expectation is based on the assumption that the Company has contemplated all significant actions required and that significant costs related to Year 2000 will not be incurred on behalf of the Company's customers or suppliers.

RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1997, SFAS No. 130, Reporting Comprehensive Income, and SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information were issued. These standards are applicable to the Company commencing with its December 31, 1998 Financial Statements and its March 31, 1999 Interim Financial Statements.

     The impact of SFAS No. 130 is to include the change in the cumulative translation adjustment account in the determination of Comprehensive Income.

     The impact of SFAS No. 131 is to disclose certain information about the revenues the Company derives from each of its major products in addition to segmented information for the countries in which it earns revenues and holds assets.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF
1995

     Statements included in this Report that do not relate to present or historical conditions are "forward looking statements" within the meaning of the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995 (the "1995 Reform Act"). Additional oral or written forward-looking statements may be made by the Company from time to time, and such statements may be included in documents other than this Report that are filed with the SEC. Such forward-looking statements involve risks and uncertainties that could cause results or outcomes to differ materially from those expressed in such forward-looking statements. Forward-looking statements in this Report and elsewhere may include without limitation, statements relating to the Company's plans, strategies, objectives, expectations, intentions and adequacy of resources and are intended to be made pursuant to the safe harbor provisions of the 1995 Reform Act. Words such as "believes," "forecasts," "intends," "possible," "expects," "estimates," "anticipates," or "plans" and similar expressions are intended to identify forward-looking statements. Investors are cautioned that such forward-looking statements involve risks and uncertainties including without limitation the following: (i) the Company's plans, strategies, objectives, expectations and intentions are subject to change at any time at the discretion of the Company; (ii) the Company's ability to expand by acquisitions is dependent upon, and may be limited by, the availability of suitable acquisition candidates and the availability of financing therefor on suitable terms; (iii) the Company's ability to obtain financing will be affected by restrictions contained in the Indenture and the Company's other existing and future financing arrangements;
(iv) the Company's proposed expansion strategy will be substantially dependent upon the Company's ability to hire and retain skilled management, financial, marketing and other personnel; (v) the Company's plans and results of operations will be affected by the Company's ability to successfully manage growth (including monitoring operations, controlling costs and maintaining effective quality and inventory controls; (vi) the market for attractive acquisitions in the bottled water industry is becoming increasingly competitive, which could make the Company's acquisition strategy more difficult to achieve; (vii) the Company's operations are subject to the jurisdiction of various governmental and regulatory agencies which regulate the quality of drinking water and other products and any failure by the Company to comply with existing and future laws and regulations could subject the Company to significant penalties or impose additional costs on the Company or otherwise have a material adverse affect on its financial position or results of operations; (viii) any interruption in the availability of water to the Company


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


from municipal sources and local natural springs could have a material adverse affect on the Company's operations until suitable replacement sources are located; (ix) risks associated with issues surrounding Year 2000 for the Company, its customers and suppliers: and (x) other risks and uncertainties indicated from time to time in the Company's filings with the SEC.


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